UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-27587 CUSIP NUMBER 14983D 20 2

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K x Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended:        August 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
        For the Transition Period Ended: ____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ARKADOS GROUP, INC.

Full Name of Registrant

Former Name if Applicable

220 Old New Brunswick Road, Suite 202

Address of Principal Executive Office (Street and Number)

Piscataway, NJ  08854

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)  The subject annual report, semi-annual report. transition report on Form 10-K, Form 20-F, Form 11-K. Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is not able to meet the filing deadline for its Form 10-Q for the quarter ended August 31, 2010 without undue effort and expense, due to its inability to raise sufficient funds to pay its auditors.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Larry L. Crawford (Name)	(732) (Area Code)	465-9300 Ext. 216 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant will report net losses of approximately $(1.6) million for the quarter ended August 31, 2010 as compared to a net loss of $(5.4) reported for the quarter ended August 31, 2009.  A substantial portion of the decreased loss resulted from a reported default in the quarter ended August 31, 2009 triggering provisions in outstanding secured convertible debentures that both increased the interest rate of the debentures from 6% to 18% per annum which increased the amount of principal outstanding 30% to $12,068,499.  Accordingly, reported interest expense (including the principal augmentation caused by the default) were $4,265,333  in the quarter ending August 31, 2009 as compared to interest of $933,697 to be reported in the quarter ended August 31, 2010.

ARKADOS GROUP, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date October 15, 2010	By:	/s/ Larry Crawford
Larry Crawford, CFO

INSTRUCTION:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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